Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 6, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Eightco Holdings Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed April 2, 2024
File No. 001-41033

Ladies and Gentlemen:

On behalf of Eightco Holdings Inc. (the “Company”), the Company hereby responds as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated May 22, 2024, relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). Captions and page references herein correspond to those set forth on Amendment No. 2 to the Form 10-K.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2023

Management’s Discussion and Analysis

Warrant Accounting, page 37

1.	We note your disclosure indicating that based on guidance in FASB ASC 815 you classified warrants that were issued in connection with convertible notes, as referenced in Note 16, as liabilities. However, it appears that you report warrants within equity/additional paid in capital on page F-5.

Please address this apparent inconsistency and provide us with the analysis that you performed of the applicable accounting guidance and warrant provisions in determining the appropriate accounting and classification for the warrants.

GRAUBARD MILLER

Securities and Exchange Commission
June 6, 2024
Page 2

Please also explain to us how you considered the guidance in the April 12, 2021 Staff Statement on Accounting and Reporting Considerations for Warrants, in formulating your approach. You may view that guidance at the following website location.

https://www.sec.gov/news/public-statement/accounting-reporting-warrants-issued-spacs

Please expand your disclosures in Note 2 to include your accounting policy for warrants.

In response to the Staff’s comment, the Company has expanded its disclosures in Note 2 to the financial statements to include the Company’s accounting policy for warrants as requested. Attached as Exhibit A is the Company’s memorandum on its warrant accounting and its current review of the guidance in the April 12, 2021 Staff Statement on Accounting and Reporting Considerations for Warrants. The Company has also revised the disclosure on page 21 of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Form 10-K to clarify the Company’s classification of warrants as equity.

Financial Statements

Note 1 - Nature of Operations and Basis of Presentation, page F-7

2.	We note your disclosures indicating that you previously sold BTC bitcoin mining equipment and developed a non fungible token (NFT) character set under the Web3 business though have no intention of continuing that business at this time. We note similar disclosures about halting the BTC and Web3 businesses on pages 4 and 5.

Please expand your disclosures to clarify the extent of any revenues or expenses, gains or losses associated with the BTC and Web3 businesses that you recognized for the periods presented in your filing, including the extent of any assets (e.g. PP&E, inventory or intangible assets) related to the businesses that have either been retained, sold or written off; and for any assets retained as of December 31, 2023, provide us with any analyses that you performed of their recoverability.

Please reconcile the disclosures referenced above with those associated with revenues and cost of revenues on page 37, which indicate you are anticipating future sales of bitcoin mining equipment, and the disclosures of CW Machines LLC, on page 5, which describe this subsidiary as a reseller of Bitcoin mining equipment and services.

In response to the Staff’s comment, the Company has expanded its disclosures in the financial statements to clarify the extent of any revenues or expenses, gains or losses associated with the BTC and Web3 businesses that it recognized for the periods presented in the Company’s filing. In addition, the Company has reconciled and updated the disclosures referenced above with those associated with revenues and cost of revenues on page 37 of the Form 10-K, which indicate that the Company is anticipating future sales of bitcoin mining equipment, and the disclosures on page 5 of the Form 10-K, relating to CW Machines LLC. Attached as Exhibit B is the Company’s analysis on assets related to the BTC business. The Company does not hold any assets with value as of December 31, 2023 related to the BTC and Web3 business.

The Company did not have any sales of Bitcoin mining equipment in 2023 and does not anticipate any future sales of bitcoin mining equipment. The only sales occurred in 2022 under CW Machines. The Company anticipates dissolving CW Machines in 2024.

Note 2 - Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

3.	We note your disclosure on page 4 indicating your subsidiary Forever 8 provides funding solutions for businesses by purchasing inventory on behalf of its customers, applying a mark-up and collecting revenues as the products are sold.

Please expand your disclosure to clarify whether your role in these transactions is that of a principal or agent, and describe the particular aspects of the associated contractual arrangements that you believe are consistent with your assessment; it should be clear how you have considered the guidance in FASB ASC 606-10-55-36 to 55-40.

GRAUBARD MILLER

Securities and Exchange Commission
June 6, 2024
Page 3

Please clarify the nature and extent of any control that you have over the inventory while in your custody. For example, describe any discretion that you have with regard to transaction pricing, and describe any inventory and sales risks that you assume.

Also clarify whether you are entitled to any incremental fees from vendor customers for unsold inventory, and whether you have an option to put/sell the inventory to vendor customers under any circumstances.

In response to the Staff’s comment, the Company has expanded its disclosures to clarify whether the Company’s role in these transactions is that of a principal or agent, and described the particular aspects of the associated contractual arrangements that the Company believes are consistent with its assessment. Attached as Exhibit C is the Company’s memorandum on revenue recognition.

The Company wishes to advise the Staff that the Company’s products are moved through Third Party Logistic Providers (“3PLs”). Forever 8 owns and controls the contractual relationship with these 3PLs and its customers notify Forever 8 when it would like the 3PLs to pack, mark and ship products to its customer or platform fulfillment center. The movement of the stock and relative unit amounts is at the discretion of Forever 8.

Forever 8 has full discretion on what price the inventory is sold to its customer. This is determined at the time of signing the agreement with its customers. The customers can then sell these products on e-commerce platforms at the pricing of their choosing. If sales are slower than expected or there is a breach of the agreement, Forever 8 can liquidate the inventory and has pricing discretion when it does liquidate.

The Company takes risk on the inventory. If a product is never sold, the Company then attempts to liquidate the product and it is responsible for assuming that loss. The Company’s customers can elect to not purchase the inventory we have on hand and will not be charged an incremental fee for the unsold inventory and therefore do not assume risk of loss on the unsold inventory. In the agreements, this is clearly laid out as follows:

“Notwithstanding the above and anything to the contrary, Vendor shall not be obligated to F8 under this Agreement in the event that the Inventory is not sold.”

Moreover, the Company does not have an option to put/sell the inventory to vendor customers under any circumstances. In addition, the Company has attached its analysis of the Company acting as principal due to the risk of inventory loss (Exhibit C). In addition, the Company’s customers are only responsible for repayment of the accounts receivable for items sold. They are able to terminate the agreement at any time under the terms of the agreement.

Note 4 - Acquisitions, page F-11

4.	We note your disclosure regarding your October 1, 2022 acquisition of Forever 8 Fund LLC (Forever 8), indicating the Sellers received $37.9 million purchase consideration including 215,000 preferred membership units of Forever 8 valued at $7.3 million, and convertible promissory notes valued at $24.5 million.

Please identify the counterparties in that transaction and describe any associations between or among them, and you, including the extent of any common ownership of the entities involved just prior to the transaction and subsequently .

Tell us how you considered the guidance in FASB ASC 805-50-45-1 to 45-5, FASB ASC 805-50-50-1 to 50-4, and FAS ASC 805-50-15-6.

GRAUBARD MILLER

Securities and Exchange Commission
June 6, 2024
Page 4

For example, this should encompass the interest of your CEO Paul Vassilakos, who we understand was also the President of Forever 8 prior to its acquisition, and is identified as the representative of the seller in the Membership Interest Purchase Agreement filed as Exhibit 2.2 to your Form 10-K.

We also note disclosure in Note 17 on page F-21 indicating the convertible promissory notes were issued to related parties.

The Company advises the Staff that, to its knowledge, there was no material common ownership of the entities involved just prior to the transaction and subsequently thereto.

To the Company’s knowledge, the only substantive association between or among the counterparties is that DGB3, LLC, an entity that is majority owned by Chris Ferguson, a 26.3% owner of Forever 8, was the former CEO of Vinco Ventures, Inc. (the Company’s former Parent) from September 2017-October 2021. A separate entity related to Mr. Ferguson was also the owner of a property that Cryptyde rented for a crypto division that was never launched.

The Company advises the Staff that following the closing of the acquisition, Mr. Vassilakos became a related party, due to a continuing role with the Company as President of Forever 8, then the Company’s subsidiary, and the representative of the Sellers of Forever 8. Mr. Vassilakos had no prior relationship with the Company.

The convertible promissory notes were identified as related parties due to being issued to all sellers of Forever 8 (which became a subsidiary of the Company after the transaction) and due to the significance of the notes.

Also attached as Exhibit D is the Company’s memorandum for the acquisition of Forever 8.

5.	If your merger with Forever 8 was not a transaction among entities under common control, then please explain to us how you applied the guidance in FASB ASC 805-10-55- 11 to 55-15 in identifying the accounting acquirer.

Given your disclosure on page 34, indicating the promissory notes issued in that transaction provide the holders with “sole and absolute discretion” to convert all or part of the promissory notes into Eightco Holdings Inc. common shares, tell us how you considered the number of shares into which the notes may be converted in determining that the sellers would not effectively control, or have the ability to control upon conversion, Eightco Holdings Inc. if that is your view.

Please provide us with your analysis of the conversion provisions and your determination of the number of shares that would be issuable upon conversion, beginning with the transaction date and extending through each subsequent period.

The Company determined that it was the accounting acquirer based on the pre-reverse fully diluted number of shares at the time of the acquisition of 119,951,188, of which 92,201,188 were outstanding or reserved for existing shareholders and 27,750,000, of which 7,000,000 was contingent consideration, were reserved for the Sellers of Forever 8 at the time of the acquisition. The Sellers of Forever 8 subsequently received additional preferred units of 3,750,000 and the opportunity to receive 11,500,000 shares of common stock based on the achievement of certain earnout targets. The earnout shares were forfeited by the Sellers of F8 in March 2024. All of the amounts above are pre-reverse amounts and were reduced due to the reverse in April 2023.

Attached hereto as Exhibit D is the Company’s accounting memorandum for the acquisition of Forever 8 addressing ASC 805, Business Combinations. Attached hereto as Exhibit E is a capitalization table which shows the Company’s share activity on a fully diluted basis and the percentage of ownership by Forever 8 Sellers on a quarterly basis through December 31, 2023.

6.	If your merger with Forever 8 was not a transaction among entities under common control, and if you are able to show that Forever 8 was properly identified as the target in the business combination, explain to us how you determined the $19 million value ascribed to intangible assets, as reported on page F-11.

Provide us with details of your assessment and describe any changes relative to the intangible assets reported in the financial statements of Forever 8, which you filed as Exhibits 99.2 and 99.3 to a Form 8-K/A on November 14, 2022, showing a carrying value of $415,301 as of June 30, 2022.

Finally, tell us how you assessed the intangible assets for impairment as of December 31, 2023 and provide us with the underlying analysis.

The Company engaged BDO to perform a purchase price allocation and value the identifiable intangible assets (Developed Technology, Customer Relationships and Trade Names). The following methods were used for each identifiable intangible assets:

●	Developed Technology – Income Approach – Multi Period Excess Earnings Model
●	Customer Relationships – Income Approach – Multi Period Excess Earnings Model
●	Trade Names – Income Approach – Relief from Royalty Method

The assets of $415,301 were internally developed intangible assets for the technology platform. They were not previously acquired intangible assets. The asset value of $415,301 was not carried over as an acquired asset on October 1, 2022.

Attached hereto as Exhibit F is the Company’s intangible asset impairment analysis as of December 31, 2023.

GRAUBARD MILLER

Securities and Exchange Commission
June 6, 2024
Page 5

7.	We note that you report the $7.3 million ascribed to the preferred units issued to the Sellers in the October 2022 acquisition of Forever 8 as additional paid in capital on page F-5, although disclose on page 34 that the preferred members have a put right under which Eightco Holdings Inc. may be required to redeem the preferred units.

Please expand your disclosure to clarify the status of the put right as of December 31, 2023 and to explain how you considered the put right in classifying the instruments on the balance sheet. Tell us how you considered the guidance in ASU 2020-06 and ASC 480- 10-S99 in concluding that the preferred units would not be classified as mezzanine equity, outside of permanent equity on the balance sheet.

In response to the Staff’s comment, the Company has expanded its disclosure to clarify the status of the put right as of December 31, 2023 and to explain how the Company considered the put right in classifying the instruments on the balance sheet.

The preferred units are LLC membership units in Forever 8. The preferred units have no voting rights and are only convertible into shares of common stock of the Company.

Attached as Exhibit G is the analysis the Company prepared to finalize the put rights classification. The preferred units were reduced to 215,000 due to a reverse stock split effected by the Company and remain unexercised and outstanding as of December 31, 2023.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

Jeffrey M. Gallant

cc.	Paul Vassilakos, Chief Executive Officer

Exhibit A

Accounting Topic Discussion Paper

Company:	Eightco Holdings, Inc.
Topic Name:	Warrant Classification

Issue

January 2022 Offering

On January 26, 2022, the Company entered into the January 2022 Purchase Agreement with Hudson Bay for the issuance and sale of the January 2022 Note with a principal amount of $33,333,333 at a conversion price of $500.00 per share (“January 2022 Note Shares”), and the January 2022 Warrant to purchase up to 66,667 shares of our common stock with a exercise price of $500.00 per share (the “January 2022 Warrant Shares”), for consideration of $30,000,000 (the “January 2022 Offering”). The January 2022 Offering closed on May 5, 2022. In connection with the closing of the January 2022 Purchase Agreement, the Company issued the HB SPA Palladium Warrants to purchase up to 1,067 shares of the Company’s common stock at an exercise price of $500.00 per share to Palladium Capital Group, LLC (“Palladium”) for acting as placement agent. The HB SPA Palladium Warrants are subject to terms that are identical in all material respects to the HB Warrants.

In connection with the January 2022 Offering, Eightco also entered into a registration rights agreement (the “Registration Rights Agreement”) with the same investor. This registration statement is being filed in accordance with the Registration Rights Agreement. In accordance with the Registration Rights Agreement, prior to amendment by the 2022 Amendment Agreement, Eightco filed the June 2022 S-1, which included all of the common stock underlying the January 2022 Note (66,667 shares of common stock), and 200% of the common stock underlying the January 2022 Warrant (133,333 shares of common stock).

In connection with the January 2022 Offering, Eightco, and its subsidiaries, as applicable, entered into guarantee agreements, a pledge agreement (the “Pledge Agreement”), a control agreement and all financing statements, security agreements, pledges, assignments, opinions of counsel, and other documents requested by the collateral agent in the January 2022 Offering.

On July 28, 2022, the Company entered into the 2022 Amendment Agreement with Hudson Bay to amend the January 2022 Purchase Agreement, the January 2022 Note and the Registration Rights Agreement.

Pursuant to the 2022 Amendment Agreement, the Company released an aggregate of $29,000,000 (the “Released Funds”) from the restricted funds account maintained in accordance with the January 2022 Purchase Agreement (the “Restricted Funds Account”) and, going forward, must deposit 50% of any Warrant Exercise Cash (as defined in the 2022 Amendment Agreement) into the Restricted Funds Account. As required by the 2022 Amendment Agreement, the Company used $22,000,000 of the Released Funds to repurchase from Hudson Bay $22,000,000 of the principal of the January 2022 Note. Pursuant to the 2022 Amendment Agreement, the conversion price of the balance of the January 2022 Note that remained was voluntarily adjusted to $53.00 (the “Adjustment”) and in accordance with the terms of the January 2022 Warrant, the exercise price of the January 2022 Warrant was adjusted to $53.00 as a result of the Adjustment. The 2022 Amendment Agreement also amended the Registration Rights Agreement to require the Company to register (i) the number of shares of common stock equal to 200% of the shares issuable upon conversion of the January 2022 Note and (ii) the number of shares of common stock equal to 200% of the shares issuable upon exercise of the January 2022 Warrant, assuming all cash has been released from the Restricted Funds Account and the number of shares of common stock issuable upon exercise of the January 2022 Warrant has been adjusted in accordance with Section 2(c) of the January 2022 Warrant.

On January 26, 2022, the Company entered into the Equity Private Placement with BHP for the issuance of 30,000 shares of Eightco’s common stock, and BHP Warrants to purchase up to 30,000 shares of common stock with an exercise price of $400.00 per share of common stock. The Equity Private Placement closed on May 20, 2022. In accordance with the provisions of the Equity Private Placement, the Company registered the shares of common stock underlying the BHP Warrants in the June 2022 S-1. In connection with the closing of the Equity Private Placement, the Company issued the BHP SPA Palladium Warrants to purchase up to 4,800 shares of the Company’s common stock at an exercise price of $400.00 per share to Palladium for acting as placement agent. The BHP SPA Palladium Warrants are subject to terms that are identical in all material respects to the BHP Warrants. The Company registered the shares underlying the BHP SPA Palladium Warrants in the June 2022 S-1. In connection with the Adjustment, under the terms of the BHP Warrants and the warrants issued to Palladium, the exercise price of such warrants were reduced to match the conversion price of $53.00 applicable to the January 2022 Note.

On November 11, 2021, the Company entered into an amendment agreement (the “2021 Amendment Agreement”) by and among Vinco, Hudson Bay and the Company. In connection with the 2021 Amendment Agreement on May 18, 2022, the Company issued to Hudson Bay warrants exercisable into 173,049 shares of the Company’s common stock with an exercise price of $0.05 per share.

On May 18, 2022, in connection with its spin-off and based upon Vinco warrants exercisable into Vinco common stock, the Company issued to Palladium, CVI Investments, Inc. and Armistice Capital Master Fund Ltd. warrants exercisable into 15,355, 10,000 and 6,000 shares, respectively, of the Company’s common stock at an exercise price of $0.05 per share.

On September 14, 2022, the Company and Hudson Bay entered into a waiver (the “Waiver”) to permit, the entry into that certain Membership Interest Purchase Agreement (the “F8 Purchase Agreement”) by and among the Company, Forever 8, the members of Forever 8 (the “Sellers”) and Paul Vassilakos, solely in his capacity as representative of the Sellers (the “Sellers’ Representative”). Pursuant to the F8 Purchase Agreement, the Company acquired 100% of the issued and outstanding membership interests of Forever 8 from the Sellers (the “Acquisition”), in consideration for the mutual execution at closing of the Acquisition of a subordination agreement by and among Hudson Bay, the Sellers and the Company (the “Subordination Agreement”). Pursuant to the Waiver, the conversion price and exercise price of the January 2022 Note and the January 2022 Warrant, respectively, were voluntarily and irrevocably adjusted to equal $50.00, subject to further adjustment as set forth therein, and Hudson Bay, the Sellers and the Company entered into the Subordination Agreement. The Waiver also caused the number of shares of common stock underlying the January 2022 Warrant to increase pursuant to a price adjustment feature of the January 2022 Warrant.

As a result of the January 2022 Warrant exercise price adjustment in the Waiver, the exercise price of the BHP Warrants, HB SPA Palladium Warrants, and BHP SPA Palladium Warrants was adjusted to $50.00 per share of common stock. In addition, the number of shares of common stock underlying the BHP Warrants, HB SPA Palladium Warrants, BHP SPA Palladium Warrants was increased to include the Additional BHP Warrant Shares, Additional HB SPA Palladium Warrant Shares, and the Additional BHP SPA Palladium Warrant Shares.

On January 6, 2023, the Company entered into a Second Amendment Agreement (the “Second Amendment Agreement”) with Hudson Bay to amend the (i) January 2022 Purchase Agreement, (ii) the January 2022 Note, (iii) the Registration Rights Agreement, and (iv) the January 2022 Warrant.

Pursuant to the Second Amendment Agreement, the conversion price of the balance of the January 2022 Note that remains outstanding was voluntarily adjusted to $10.00 per share of common stock.

The Second Amendment Agreement grants the Company the right to redeem all or a portion of the outstanding amount of the January 2022 Note (the “Redemption Right”) upon 10 trading days’ notice provided that (i) no Equity Conditions Failure (as defined in the January 2022 Note) exists and (ii) the Company has sufficient resources to effect the redemption. The Redemption Right is subject to certain other restrictions contained in the Second Amendment Agreement.

The Second Amendment Agreement provides that if Hudson Bay converts any portion of the January 2022 Note during the 10 consecutive trading day period starting on January 6, 2023 (the “Applicable Conversion Period”), Hudson Bay shall, on the first business day immediately following the end of the Applicable Conversion Period, release to the Company an amount of cash from the Control Account (as defined in the Note) equal to 20% of the amount converted during the Applicable Conversion Period if the volume-weighted average price (“VWAP”) of the common stock on each trading day during the Applicable Conversion Period equals or exceeds $10.00 and there is no circumstance or event that would, with or without the passage of time or the giving of notice, result in a material default, material breach or event of default under any Transaction Document (as defined in the January 2022 Purchase Agreement).

As a result of the voluntary adjustment to the conversion price of the January 2022 Note, the exercise price of the January 2022 Warrant was automatically adjusted to $10.00 per share of common stock and the number of shares issuable upon exercise of the January 2022 Warrant (the “HB Warrant Shares”) was proportionately increased to 3,333,333 HB Warrant Shares. Pursuant to the Second Amendment Agreement, Hudson Bay agreed to waive the adjustment to the number of HB Warrant Shares issuable pursuant to the January 2022 Warrant to the extent such adjustment results in a number of HB Warrant Shares underlying the January 2022 Warrant exceeding 2,220,000. The Second Amendment Agreement provides that Hudson Bay (i) will not exercise Warrants to purchase more than an aggregate of 1,500,000 HB Warrant Shares until March 2, 2023, provided such limitation will be waived upon the occurrence of an Event of Default (as defined in the January 2022 Note) or if the VWAP of the common stock on any trading day from January 6, 2023 until March 2, 2023 is less than $11.00 and (ii) will not exercise the January 2022 Warrant until (x) such time as the aggregate principal amount outstanding of the January 2022 Note is equal to or less than the amount remaining in the Control Account or (y) the occurrence of an Event of Default (the “HB Initial Exercisability Date”). However, Hudson Bay may exercise Warrants for up to 200,000 shares of common stock prior to the HB Initial Exercisability Date if the VWAP of the common stock on any trading day during the period starting on March 1, 2023 and ending on and including March 31, 2023 is less than $10.00. If the VWAP of the common stock on each trading day from January 6, 2023 through March 1, 2023, is greater than $11.00, Hudson Bay will forfeit the right to purchase 720,000 HB Warrant Shares pursuant to the January 2022 Warrant, provided that there is no circumstance or event that would, with or without the passage of time or the giving of notice, result in a material default, material breach or event of default under any Transaction Document. Additionally, the exercise price of the January 2022 Warrant was voluntarily adjusted to $0.05 per share of common stock.

The Second Amendment Agreement required the Company to provide each stockholder entitled to vote at the next special or annual meeting of stockholders of the Company, to be held not later than April 1, 2023, a proxy statement soliciting each such stockholder’s affirmative vote at the stockholder meeting for approving the increase of the authorized shares of common stock from 250,000,000 to 500,000,000 (such affirmative approval being referred to herein as the “Stockholder Approval” and the date the Stockholder Approval is obtained is referred to herein as the “Stockholder Approval Date”).

The Second Amendment Agreement required the Company to enter into a waiver agreement (the “BHP Waiver Agreement”) with BHP Capital NY, Inc. (“BHP”). Pursuant to the Second Amendment Agreement, the BHP Waiver Agreement (i) limits the number of shares of common stock issuable upon exercise of the BHP Warrants (“BHP Warrant Shares”) as a result of certain anti-dilution protections contained in the BHP Warrant to 800,000 BHP Warrant Shares; provided, however, that upon the Hudson Bay’s forfeiture of 720,000 HB Warrant Shares, BHP will forfeit 259,440 shares of common stock issuable upon exercise of the BHP Warrant, and (ii) waives any right to exercise the BHP Warrant prior to such time as the cash in the Control Account (as defined in the January 2022 Note) equals or exceeds the outstanding principal amount of the January 2022 Note (the “BHP Initial Exercisability Date”). However, BHP may exercise the BHP Warrant for up to 720,000 shares of common stock prior to the BHP Initial Exercisability Date if the VWAP of the common stock on any trading day during the period starting on March 1, 2023 and ending on and including March 31, 2023 is less than $10.00. On January 6, 2023, the Company entered into the BHP Waiver Agreement with BHP.

The BHP Waiver Agreement prohibits BHP from exercising BHP Warrants to purchase more than 540,560 BHP Warrant Shares until March 2, 2023 unless the VWAP of the common stock on any trading date occurring from January 6, 2023 until March 2, 2023 is less than $11.00. If the VWAP of the common stock on each trading day from January 6, 2023 through March 1, 2023, is greater than $11.00, BHP will forfeit BHP Warrants to purchase 259,440 BHP Warrant Shares.

Rule

ASC 480 – Distinguishing Liabilities from Equity

ASC 815 – Derivatives and Hedging

Analysis

The Company will evaluate whether the warrants should be classified as liabilities or equity utilizing the following flowchart:

Does the warrant fall within the scope of ASC 480-10?

No, the warrants are not mandatorily redeemable and the Company is not obligated to repurchase equity shares. The warrant meets the fixed-for-fixed criterion (fixed exercise price and fixed number of shares, subject to standard adjustments).

Is the warrant indexed to the Company’s own stock?

Yes, the exercise price is fixed and does not vary with external factors. The number of shares are fixed, subject to standard anti-dilution adjustments which are common and acceptable under ASC 815-40-15. The settlement is based on inputs consistent with being indexed to the company’s own stock.

Would the warrant be classified in stockholders’ equity under ASC 815-40-25-1 through 6?

Yes, the warrant primarily is structured to be settled in shares and meets the fixed-for-fixed criterion. There is cash settlement provisions (e.g., failure to deliver shares timely, Authorized Share Failure) but they are unlikely to be settled in cash. In addition, the Company has sufficient authorized shares to settle the warrants in the Company’s own stock.

Would the warrant be classified in stockholders’ equity under ASC 815-40-25-1 through 6?

Yes, the warrant meets the indexation and fixed-for-fixed criteria, there is provisions for cash settlement under certain circumstances but cash settlement is unlikely for a failure under the terms of the warrant agreement.

Conclusions

Based on the above analysis, the Company believes the warrants should be classified as equity instruments on the Company’s consolidated balance sheet since the warrants have a fixed exercise price and number of shares and are indexed to the Company’s own stock. In addition, the Company has sufficient authorized shares to settle the warrants in the Company’s stock and the settlement of the warrants in cash for a failure under the agreement is unlikely.

Exhibit B

Item	Description	Reason for valuation	Qty	Rate	Purchase Amount	Projected Value	Adjusted Value
Container	1- 40ft Container (new) 1- 40ft Container (used like new)	Price offered by Reseller	2	$145,000.00	$290,000.00	$60,000.00	$120,000.00
Container	20ft Containers (new)	No interest from any resellers, based on pricing offered for 40FT	2	$118,000.00	$236,000.00	$40,000.00	$80,000.00
Container	10ft Containers (new)	No interest from any resellers, based on pricing offered for 40FT	3	$105,000.00	$315,000.00	$30,000.00	$90,000.00
Transformer	Prolec GE 3000 kVA Pad mount Transformers (Model: RJC 632) HV: 13800 D LV:415/240	Price units were sold for	4	$108,000.00	$432,000.00	$45,750.00	$183,000.00
Cables[1]	Encore Wire Cables AL 750-3 500-1	Attempted to sell/ Recycle and no one is even willing to pay for shipment let alone the purchase. Wire is too unique and can only be used in specific application and voltages.	10,000	$42.00	$420,000.00	$-	$-
Shelving[1]	Ironton 4-Tier Industrial Shelving	In used conditon, will cost more for shipping than for a person to buy new.	23	$500.00	$11,500.00	$100.00	$2,300.00
	Cisco access switches for Containers C3650 24 port (used)	Attempted to sell to numerous data center equipment resellers, cisoc equipment resellers- All have stated the equipment is too old and prone to failure due to their age. Not willing to take the good for any price.	24
	Cisco Data Stack Cables for 3850 Core Switches (used)		2
	Cisco Catalyst Switch 3850 48 PoE+ WS-C3850-48PW-S Double PSU IPMW700ARA (used)		1
Misc. Materials[1]	Cisco WS-C3850-48PW-S Cisco Catalyst 3850 48 Port (used)		1
	Cisco C3850-NM-4-1G 4-Port 1GB SFP Module for 3850 Switches (used)		2
	Cisco AIR-CAP3702E-A-K9 Autonomous Stand-Alone Wireless AP Outdoor Antenna Kit (used)		3
	Cisco Asa Firewalls (refurbished)		2
	Cisco SFP Multimode modules Cisco GLC-SX-MM-RGD (used)		2
	Cisco 5m (16ft) LC UPC to LC UPC Duplex OM2 Multimode PVC (OFNR) 2.0mm Fiber Optic Patch Cable (new)		1	$72,000.00	$72,000.00	$-	$-
	Cisco GLC-LX-SM-RGD Compatible 1000BASE-LX/LH SFP 1310nm 10km Industrial DOM Duplex LC MMF/SMF Transceiver Module (refurbished)		2
	FS 30m (98ft) LC UPC to LC UPC Duplex OS2 Single Mode PVC (OFNR) 2.0mm Fiber Optic Patch Cable (new)		1
	Hewlett Packard ProLiant DL360 G9 4 Bays 3.5 Server - 2X Intel Xeon E5- 2670 V3 2.3GHz 12 Core - 96GB DDR4 REG Memory - HP P440 2GB 12GB/S Raid Controller - 6TB (2X 3TB SAS SED New HDD) - 2X 800W PSU (preowned - excellent condition)		1
	Cat5e FTP cables 1000ft (new)		4
	Cat5e FTP patch cords 10ft (new)		370
TOTAL					$1,776,500.00		$475,300.00
			2022 Impairment		$(1,300,000.00)
			2023 Assets Sold		$(183,000.00)
			2023 Loss on Disposal		$2,000.00
			2023 Abandoned		$(295,500.00)
			Assets Remaining		$-

Exhibit C

Technical Accounting Memo – Revenue Recognition

Background

In May 2014, the FASB issued ASC 606, Revenue from Contracts with Customers, and ASC 340-40, Other Assets and Deferred Costs—Contracts with Customers (collectively, the “Revenue Standard”). The Revenue Standard supersedes most of the legacy revenue recognition guidance codified in ASC 605, Revenue Recognition, including industry-specific guidance. The legacy guidance in ASC 605 relies on a risks-and-rewards model for determining how and when to recognize revenue, as it does for determining whether an entity is a principal or an agent in a transaction. In contrast, the new revenue standard is focused on recognizing revenue as an entity transfers control of a good or service to a customer. This change from a risks-and-rewards model to a control model will affect how an entity evaluates its position in a transaction as either a principal or an agent.

ASC 606 has specific guidance related to principal versus agent considerations. The principal versus agent guidance in ASC 606 applies to revenue arrangements that involve three or more parties and is applied from the perspective of an intermediary (for example, a reseller) in a multi-party arrangement. Management of a reporting entity that is an intermediary will need to determine whether the reporting entity has promised to provide goods or services to customers itself (as a principal) or to arrange for those goods or services to be provided by another party (as an agent). A principal of a performance obligation will recognize revenue at the gross amount it is entitled to from its customer, an agent will present revenue at the net amount retained. Significant judgment is often required in this assessment.

On July 15, 2022, Forever 8 Fund, LLC’s (“F8” or “the Company”) independent registered public accounting firm, Fruci & Associates, II, PLLC (“Auditor”) issued their audit report and unqualified opinion on the consolidated balance sheets of F8 as of December 31, 2021 and 2020, and the related consolidated statements of income, members’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In those audited financial statements, the Company states that they have adopted and account for revenue under the guidance provided by ASC 606, Revenue from Contracts with Customers, and all related amendments.

Per review of the Forever 8 Fund, LLC Revenue Recognition Memorandum dated June 26, 2022 and drafted by F8 management, note the following conclusion from the Company’s independent auditors, Fruci & Associates, II, PLLC:

“The Company’s auditors, after reviewing F8’s customer contracts and approach to revenue recognition, confirmed that F8 owns and manages their customer’s inventory while the customer effectively becomes a sales and marketing company. Consequently, F8 should account for revenue on a gross revenue basis whereby the cost of the inventory sold is included in the Company’s sales and cost of goods sold on the income statement since control and ownership resides with F8 and not the customer. The auditors concluded F8 has properly adopted and accounted for revenue under the guidance provided by the ASC 606 standard which will be disclosed accordingly in the footnotes to the Company’s 2021 and 2020 fiscal year end audited financial statements.”

Purpose

The purpose of this memo is to consider the principal versus agent framework in ASC 606, review managements revenue recognition assessment, determine if F8 is operating as principal or agent, and conclude as to whether F8 should record revenue on a gross or net basis.

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Business Description

Forever 8 Fund LLC (“F8” or “the Company”) was formed on August 5, 2020 as a Delaware limited liability company. F8 is based in Pennsylvania and was formed in 2020 for the purpose of developing a unique way of funding inventory for e-commerce businesses (its “Customers”). The growth of e-commerce globally has resulted in a revolution in the way people shop – shopping on platforms such as Amazon and buying based on reviews and ratings, not necessarily brand recognition. This has resulted in the establishment of a large number of small and medium sized enterprises (“SME’s) whose primary route to market is via online platforms. One of the major challenges for these businesses is finding the capital required to invest in inventory in order to fuel growth whilst also spending on tools to drive sales.

More traditional sources of debt capital are slow to complete due-diligence and are typically unavailable to this segment of the market. Further, most of these businesses are either too small for venture capital or the Customer does not want to bring on equity partners. The only really viable alternative source of capital for them is merchant cash advance (“MCA”) providers, which typically advance a fixed amount of cash and get re-paid by taking a percentage share of revenue each month. MCA financing can be expensive and cost-prohibitive in certain circumstances.

F8 has approached the market differently by developing a technology-driven solution focused on taking product risk directly. The Company determines which products qualify for inventory funding within a Customer’s product portfolio. The Company then buys the existing inventory of the chosen products directly off the Customer (via issuance of a Purchase Order and paying the corresponding Invoice issued by the seller of the goods – F8’s Customer), taking title of the inventory and therefore the risk of owning that inventory itself. This transaction immediately frees up capital for the Customer to focus on driving sales. Going forward, the Company takes calculated risk by purchasing further inventory needed by its Customer, which it does by issuing Purchase Orders directly to a third party supplier (“Supplier”) and paying for that inventory in accordance with the Supplier’s terms. This provides F8’s Customer access to inventory in order to satisfy its growth. After purchase and delivery of the inventory from the Suppliers, as owner of the inventory, F8 makes money by then selling that inventory to its Customer at a mark-up, charging the Customer for that inventory after the Customer has sold the product to the end consumer.

Forever 8 Fund, LLC Revenue Recognition Accounting Policy

The following is taken from the Forever 8 Fund, LLC footnotes to the financial statements:

Note 2 — Summary of Significant Accounting Policies

Revenue Recognition

The Company has adopted and accounts for revenue under the guidance provided by ASC 606, Revenue from Contracts with Customers, and all related amendments (“new revenue standard”). We have applied the new revenue standard to all contracts from the date of initial application.

The Company recognizes revenue at the time the shipment receipt is received, as they are obligated to provide no additional services subsequent to the delivery and the collectability of the fee for service is reasonably assured.

The Company recognizes revenue ratably over the term of the agreement. Revenue on each agreement is the total due under the agreement. In those instances where the clients’ obligations are not fully paid (in regards to shipped inventory only) at the termination date of the agreement, additional fees charged are calculated on the unpaid balance and recorded monthly. The accounts are charged mark-up rates of ranging from 1% to 30% of Supplier costs, depending on the timing and the sale terms of the agreement.

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Customer Contract Summary

The Company enters into Inventory Management Agreements (“IMA”) with their Customers whereas:

1.	The Customer is in the business of selling products through the e-commerce, direct-to-consumer and other retail platforms.
2.	F8 analyses the products sold by the Company and, for certain chosen product/SKUs, agrees to:

a.	Purchase from the Customer any inventory it has on-hand of the chosen products; and
b.	Purchases, directly from Suppliers, future inventory required to fuel the sales of its Customers.

3.	F8 does not purchase the inventory of certain products (“Excluded SKUs”), depending on its analysis of the sales health of each product sold by the Customer.
4.	F8 then sells the inventory to its Customer, charging them after the Customer has found a buyer on a Sales Platform (i.e. Amazon, Ebay, etc.), pursuant to the terms and conditions set forth in the IMA.

Below is a summary of the notable terms of a standard IMA.

Section	Section Title
1	Product Schedules	Each product under the IMA is identified on a product schedule in an appendix to the IMA.

2	Purchase of Inventory

Starting Inventory Units. F8 shall initially purchase the number of inventory units of such product set forth on the Product Schedule on the Effective Date of the agreement.

Minimum Inventory Amount. F8 shall purchase additional units of a Product from the Supplier (“Additional Inventory”) as necessary to maintain the minimum number of units of such Product set forth on the respective Product Schedule (“Minimum Inventory Amount”).

Additional Inventory Orders. The Customer (F8’s customer) shall initiate all orders of Additional Inventory by submitting a purchase order to F8. F8 shall submit a purchase order and payment for such Additional Inventory to the Supplier.

2(e)	3PL Account

Prior to the Effective Date, Vendor shall have delivered to F8 an acknowledgment from the third-party logistics provider substantially in the form attached hereto as Schedule C (“3PL Acknowledgement”).

Further, throughout the Term of this Agreement Vendor shall take all steps required to transfer ownership and primary administrative control (which ownership and control shall be irrevocable during the Term) of each of Vendor’s third-party logistics provider accounts used in connection with the storage and fulfillment of Inventory to F8 and transfer all Inventory and Excluded SKU’s (if applicable) to a third-party logistics provider account controlled by F8 (the “3PL Account”).

For the avoidance of doubt, Amazon Seller Central Account is deemed to be a 3PL Account and if the Vendor maintains Inventory at Amazon’s facilities. Seller shall also provide F8 with login and password to all 3PL Accounts at all times and shall not in any way try to restrict F8’s access to the 3PL Account at any point in time.

2(g)	3PL- Control

F8 owns and controls the contractual relationship with the 3PL facility and the Vendor shall notify F8 when it would like the 3PL to pack, mark and ship Products to such customer or Platform fulfillment center (as applicable) in the quantities, to the locations, and by the delivery dates specified in purchase orders submitted through the Platform. The ultimate movement of the stock and relative unit amounts is at the ultimate discretion of F8.

3(c)	Sale of Products – Platform Sales

During the Term, all sales of a Product shall originate exclusively on a Platform through the corresponding Vendor Sale Account. All sales of a Product to Vendor’s customers on a Platform are made solely by Vendor. Upon receipt of an order by Vendor’s customer for a Product on a Platform, F8 shall sell units of such Product held as Inventory to Vendor (on an “as is” basis) for the purpose of immediate resale of such units of the Product by Vendor. Vendor shall remain responsible for the design, development, marketing, advertising, pricing, logistics, customs, order fulfillment, customer service, and sale of the Products during the Term.

3(g)	Returns of Products

Unused & Undamaged: Units of a Product that are returned by Vendor’s customers in accordance with applicable return policies and that are unused, undamaged and in the original packaging shall be returned to the applicable 3PL Facility and held as Inventory in accordance with this Agreement. F8 will repurchase this undamaged inventory from the Vendor.

Not Saleable: Units of a Product that are returned by Vendor’s customers in accordance with applicable return policies but are not, for any reason, in saleable condition shall not be repurchased by F8..

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3(h)	Security Interest

Without limiting F8’s rights as owner of the Inventory at all times until a Product is sold by Vendor, as collateral security for the payment of all amounts owed to F8 under this Agreement Vendor hereby grants to F8 (i) a purchase money security interest (“PMSI”) in all of the Inventory held in a 3PL Facility on a consignment basis which have not been purchased by Vendor, and (ii) a lien on and security interest in (1) all of Vendor’s Products and the proceeds thereof, (2) all of Vendor’s Excluded SKU’s and the proceeds thereof, and (3) any accounts receivable related to sales of Products or Excluded SKU’s (“Collateral”). This Agreement is intended to constitute an “authenticated record” under the Uniform Commercial Code with respect to such Collateral and Vendor hereby authorizes F8 to file a financing statement (or amendment thereto) as the secured party covering the remaining Collateral in any relevant jurisdiction and to take such other steps as necessary to secure F8’s rights in and to the Collateral.

6	Title and Risk of Loss

F8 shall hold title to all Products purchased by F8 and held as Inventory unless and until F8 releases units of Products from the 3PL Facility in accordance with this Agreement, at which time title to Products shipped under any order shall transfer to Vendor in advance of Vendor’s sale to its customers. For clarity, title to all Excluded SKU’s is held by Vendor at all times. All risk of loss, theft, or damage to the Inventory shall transfer to Vendor upon delivery to a 3PL Facility.

Scenarios

Per discussion with management, there are different scenarios for where the inventory is stored at the time of sale to F8’s Customer and the end consumer. See below.

	Scenario A: Amazon Reseller	Scenario B: F8 3PL	Scenario C: Customer’s 3PL
Approximate % of total revenue	80%	10%	10%

Sales platform	Amazon.com	Various (Shopify, Ebay, etc.)	Various (Shopify, Ebay, etc.)

F8’s Customer	Party that F8 has a signed IMA with	Party that F8 has a signed IMA with	Party that F8 has a signed IMA with

End Consumer	End consumer is purchasing the Product from F8’s Customer on Amazon.com. Amazon is considered the reseller.	End consumer is purchasing the Product from F8’s Customer on the applicable sales platform. The host of sales platform is considered the reseller.	End consumer is purchasing the Product from F8’s Customer on the applicable sales platform. The host of sales platform is considered the reseller.

Fulfillment	Amazon Fulfillment Centers	F8 3PL	Customer’s 3PL

Inventory storage location	F8’s 3PL and Amazon Fulfillment Centers	F8’s 3PL	Customer’s 3PL with signed 3PL Acknowledgement stating that F8 holds legal title to the inventory.

Sales terms	FOB Origin	FOB Origin	FOB Origin

Location where control is released	F8’s 3PL shipping dock	F8’s 3PL shipping dock	Customer’s 3PL shipping dock

Who is authorized to release the product from the 3PL? Who has control?	F8	F8	F8, per the signed 3PL Acknowledgement

Revenue recognition timing	When the product is fulfilled by Amazon fulfillment Center	When the product is fulfilled by 3PL	When the product is fulfilled by 3PL

The following is an example of the sales process for Scenario A.

1.	F8’s Customer (“F8C”) requests to store 500 units of Widget A in the Amazon warehouse
2.	F8 authorizes the F8 3PL to release the 500 units
3.	F8C, or the F8C freight provider, picks up the goods from the F8 3PL
4.	F8C delivers the 500 units of Widget A to the Amazon warehouse
5.	Orders are created on the Amazon Sales Platform
6.	Shipment notices are recorded on the Amaon Sales Platform and F8 books the revenue

In addition, see the flowchart in Appendix A.

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Guidance Material Referenced

▪	ASC 606
▪	PwC Revenue Recognition Guide

Analysis – Principal Versus Agent

As noted above, the principal versus agent guidance in ASC 606 applies to revenue arrangements that involve three or more parties and is applied from the perspective of an intermediary (for example, a reseller) in a multi-party arrangement. Management of a reporting entity that is an intermediary will need to determine whether the reporting entity has promised to provide goods or services to customers itself (as a principal) or to arrange for those goods or services to be provided by another party (as an agent).

The principal versus agent assessment is a two-step process that consists of (1) identifying the specified good or service to be provided to the end consumer and (2) assessing whether the reporting entity (intermediary) controls the specified good or service before it is transferred to the end consumer.

Step #1: Identifying the specified good or service to be provided to the end consumer

The goods to be provided to the end consumer are the Products noted in the customer’s IMA.

Each distinct good or service is a performance obligation. Performance obligations are the unit of account for purposes of applying the revenue standard and form the basis for how and when revenue is recognized. When there are multiple promises in a contract, management will need to determine whether goods or services are distinct, and therefore separate performance obligations. The assessment of whether a good or service is distinct is a two-pronged test; the good or service must be both: (1) capable of being distinct and (2) separately identifiable.

Below is the distinct guidance from ASC 606:

ASC 606-10-25-19

A good or service that is promised to a customer is distinct if both of the following criteria are met:

a. The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b. The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

A good or service is capable of being distinct if the customer can benefit from that good or service on its own or with other resources that are readily available. A customer can benefit from a good or service if it can be used, consumed, or sold (for an amount greater than scrap value) to generate economic benefits. A good or service is also typically capable of being distinct if a reporting entity regularly sells that good or service on a standalone basis.

Based on review of the guidance, the Products sold by F8 to F8C meet the definition of distinct under the guidance.

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Step #2: Determining whether the reporting entity controls the specified good or service

The second step in the assessment requires a reporting entity that is an intermediary to use the definition of control in ASC 606-10-25-25 and the explanation of how a company obtains control outlined in ASC 606-10-55-37A to assess whether it obtains control of the specified good or service before it is transferred to the end consumer. If additional evidence is needed to reach a conclusion, the reporting entity should evaluate the indicators in ASC 606-10-55-39 along with all relevant facts and circumstances to inform the assessment of control.

“Control” is defined in ASC 606-10-25-25 as the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset.

ASC 606-10-25-23

An entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

A performance obligation is satisfied when “control” of the promised good or service is transferred to the customer. This concept of transferring control of a good or service aligns with authoritative guidance on the definition of an asset. The concept of control might appear to apply only to the transfer of a good, but a service also transfers an asset to the customer, even if that asset is consumed immediately.

It is not always clear solely from the definition of control whether the reporting entity obtains control of the specified good or service before it is transferred to the end consumer. The revenue standard provides indicators to help management make this assessment.

ASC 606-10-55-39

Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal…) include, but are not limited to, the following:

a. The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

b. The entity has inventory risk before the specified good or service has been transferred to a customer, or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

c. The entity has discretion in establishing the prices for the specified goods or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

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The following is a decision tree from the PwC Revenue Recognition guidance:

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The following is an evaluation of the indicators that F8 controls the good/product:

#	Indicator	Indicator Description	F8 Assessment
a.	Fulfillment

The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

In Scenario’s A & B above, F8 is fulfilling the promise to provide the good to F8C through the F8 3PL and Amazon fulfillment Center. In Scenario C, F8 is authorizing F8C’s 3PL to release of the goods.

b.	Inventory Risk

The entity has inventory risk before the specified good or service has been transferred to a customer, or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

As noted in the IMA section 2, F8 has purchased all inventory from the Customer and/or directly from a Supplier (all documented and in accordance with Purchase Orders from F8) and holds legal title. F8 has risk whilst the goods are in transit and F8 also has PMSI in all inventory held at customer’s 3PL per section 3(h) of the IMA. As noted in Section 5 (c), Vendor shall not be obligated to F8 under this Agreement in the event that the Inventory is not sold. F8 takes risk if the product is sold and the Vendor does not.

c.	Pricing Discretion

The entity has discretion in establishing the prices for the specified goods or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

F8 has full discretion on what price its inventory is sold to its Customer. This is determined at the time of signing the IMA. In certain cases, if certain sales thresholds aren’t met, F8 has discretion to liquidate the goods, again having pricing discretion, and may take a loss if sold under F8’s cost.

Conclusion

Based on the ASC 606 guidance, the review and analysis performed above, management has determined that F8 is the Principal in F8’s sales to their customers under the IMA’s, and thus, recording revenue on a gross basis is the appropriate accounting treatment.

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Exhibit D

Date:	April 7, 2023
Company:	Eightco Holdings Inc.
Topic:	ASC 805, Business Combinations
Prepared by:	Brett Vroman

Issue

On September 14, the Company entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) by and among the Company, Forever 8, a Delaware limited liability company focused on purchasing inventory for e-commerce retailers, the members of Forever 8 set forth on the signature pages thereto (the “Sellers”) and Paul Vassilakos, solely in his capacity as representative of the Sellers (the “Sellers’ Representative”), pursuant to which, and in accordance with the terms and conditions set forth therein, the Company was to acquire 100% of the issued and outstanding membership interests of Forever 8 (including all rights and benefits associated with such membership interests, the “Membership Interests”) from the Sellers (the “Acquisition”). The closing of the transaction occurred on October 1, 2022 (the “Closing”).

Rule

Accounting Standards Codification 805, Business Combinations (ASC 805), provides guidance on the accounting and reporting for transactions that represent business combinations to be accounted for under the acquisition method. In addition, ASC 805 provides guidance on transactions sometimes associated with business combinations but that do not meet the requirements to be accounted for as business combinations under the acquisition method.

ASC 805 establishes principles and requirements for how the acquirer does each of the following:

1)	Recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquire
2)	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase
3)	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financials effects of the business combination

Subtopics 805-20 and 805-30 addresses specific requirements of the acquisition method:

1)	Whether a particular transaction or event is a business combination
2)	The identification of the acquirer and the acquisition date
3)	The period of time that an acquirer has to adjust provision amounts, referred to as the measurement period
4)	The determination of what is part of a business combination transaction

The guidance in the Business Combinations Topic does not apply to any of the following:

1)	The formation of a joint venture
2)	The acquisition of an asset or a group of assets that does not constitute a business or a nonprofit activity
3)	A combination between entities, businesses, or nonprofit activities under common control (see paragraph 805-50-15-6 for examples)
4)	An acquisition by a not-for-profit entity for which the acquisition date is before December 15, 2009 or a merger of not-for-profit entities (NFPs)
5)	A transaction or other event in which an NFP obtains control of a not-for-profit entity but does not consolidate that entity, as described in paragraph 958-810-25-4. The Business Combinations Topic also does not apply if an NFP that obtained control in a transaction or other event in which consolidation was permitted but not required decides in a subsequent annual reporting period to begin consolidating a controlled entity that it initially chose not to consolidate.
6)	Financial assets and financial liabilities of a consolidated variable interest entity that is a collateralized financing entity within the scope of the guidance on collateralized financing entities in Subtopic 810-10.

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ASC 805 defines a business combination as a transaction or other event in which an acquirer obtains control of one or more businesses. One of the overall principles of ASC 805 is that obtaining control is a recognition event that results in a 100% new basis (i.e., the full goodwill method) in the acquired entity. While combinations among entities or businesses under common control may result in a change in control from the perspective of a standalone reporting entity, common control transactions do not result in a change in control at the ultimate parent or the controlling shareholder level. Therefore, unlike accounting for business combinations, common control transactions are not accounted for at fair value. Rather, common control transactions are generally accounted for at the carrying amount of the net assets or equity interests transferred. Because transactions among entities under common control do not result in a change in control at the ultimate parent level, the ultimate parent’s consolidated financial statements will not be affected by a common control transaction. Any differences between the proceeds received or transferred and the carrying amounts of the net assets are considered equity transactions that would be eliminated in consolidation, and no gain or loss would be recognized in the consolidated financial statements of the ultimate parent. The accounting and reporting for common control transactions in standalone subsidiary financial statements is the focus of this appendix. When common control transactions include transactions with noncontrolling interest holders, changes in noncontrolling interests are accounted for as equity transactions. In a transfer between entities under common control, the receiving entity recognizes the assets and liabilities transferred at their carrying amounts in the financial statements of the transferring entity on the date of the transfer (unless the carrying amounts differ from the historical cost of the parent of the entities under common control). The use of these carrying amounts is required even if the fair value of the transferred amounts is reliably determinable.

If the receiving entity transfers cash in the exchange, any cash transferred in excess of the carrying amount of the assets and liabilities transferred is treated as an equity transaction (i.e., a dividend). If the receiving entity issues equity interests in the exchange, the equity interests issued are recorded at an amount equal to the carrying amount of the net assets transferred, even if the fair value of the equity interests issued is reliably determinable.

ASC 805 requires that all consideration transferred (i.e., the purchase price) be measured at its acquisition-date fair value. Under ASC 805, consideration transferred is comprised of the acquisition date fair values of:

1)	Assets transferred,
2)	Liabilities incurred, including contingent consideration obligations and
3)	Equity interests issued by the acquirer.

Consideration transferred may take many forms, including cash, tangible and intangible assets, a business or subsidiary of the acquiring entity, securities of the acquiring entity (e.g., common stock, preferred stock, options, warrants and debt instruments) or other promised future payments of the acquiring entity, including contingent payments. Irrespective of the form, the fair value of all consideration transferred is recognized at the acquisition date. ASC 805 also provides guidance on the “day 2” accounting for contingent consideration that is recognized as consideration transferred in the business combination.

In a business combination, an acquirer might obtain control of an acquiree in a variety of ways, including any of the following:

1)	By transferring cash, cash equivalents, or other assets (including net assets that constitute a business)
2)	By incurring liabilities
3)	By issuing equity interests
4)	By providing more than one type of consideration
5)	Without transferring consideration, including by contract alone (see paragraph 805-10-25-11).

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A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

1)	Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.
2)	Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.
3)	Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition.

Accounting Standards Codification (ASC) 805-10-50-2(h) requires registrants to disclose certain pro forma information in the footnotes to their financial statements when that entity has completed a material business combination. ASC 805 requires pro forma revenue and earnings to be disclosed as if the business combination had occurred at the beginning of the prior annual period when comparative financial statements are presented. Companies also must provide a narrative description of the nature and amount of material nonrecurring adjustments.

The significance of an acquired or to be acquired business is based on the “significant subsidiary” tests specified in S-X Rule 1-02(w). Significance should be measured by comparing the most recent annual pre-acquisition financial statements of the acquired business, or group of related businesses, to the registrant’s most recent annual pre-acquisition audited financial statements filed with the SEC under the following three significance tests:

●	Asset test — Compare the registrant’s share of the acquired business’ total assets to the registrant’s consolidated total assets.
●	Investment test — Compare the total US GAAP purchase price of the acquired business to the registrant’s consolidated total assets.
●	Income test — Compare the registrant’s pro rata share of the acquired business’s income from continuing operations before taxes and cumulative effect of a change in accounting principle (net of noncontrolling interest) to that of the registrant.

Analysis

Does the acquisition meet the definition of a business within the scope of ASC 805?

Yes, the business meets the elements of a business above and consist of inputs and processes applied to those inputs that have the ability to create outputs.

Who is the acquirer?

Eightco Holdings, Inc. (formerly Cyptyde, Inc.) is the acquirer in the business combinations.

When is the acquisition date?

The acquisition of Forever 8, LLC closed on October 1, 2022.

How should the identifiable assets acquired and assumed liabilities be recognized and measured?

The Company will estimate the fair value of the acquired assets and assumed liabilities. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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How should the goodwill be recognized and measured?

The Goodwill is the excess of the purchase price over the acquired net assets.

What is included in consideration?

The consideration paid by the Company was the fair value of the shares issued.

How should the consideration be recognized and measured?

The shares should be recognized at fair value on the date of the acquisition.

How did the Company determine the useful lives?

For intangible assets that have finite lives, ASC 350-30-35 outlines the following factors that should be considered when estimating the RUL:

●	The entity’s expected use of the asset.
●	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.
●	Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights and thus may be shorter than they would otherwise be.
●	The entity’s own historical experience in renewing or extending similar arrangements, consistent with the entity’s intended use of the asset, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors.
●	The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels).
●	The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As is the case in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not.

When cash flows are calculated in order to determine the fair value of an asset, a common rule of thumb is that the remaining useful life should approximate the time frame over which approximately 80% to 95% of the cash flows are expected to be realized. Although this method is not endorsed in U.S. GAAP, often it can be used as a supplemental calculation to support the reasonableness of the useful life determined using the aforementioned factors.

Conclusions

Based on the above analysis, the Company will account for the acquisition of the business at the fair values of the acquired assets and assumed liabilities at the acquisition date. The purchase price consideration will be recognized at the fair value of the asset transferred (issued shares). The following is the preliminary purchase price consideration and carrying value of the assets and liabilities assumed:

The Company has preliminarily allocated the majority of the purchase price to goodwill due to Forever 8 generating only minimal historical cash flows and therefore minimal identifiable intangible assets. The Company anticipates the goodwill will be tax deductible.

October 1, 2022
7,000,000 non-voting preferred membership units of Forever 8	$7,300,000
Convertible promissory notes in an aggregate principal amount of $27.5 million	24,500,000
Contingent consideration	6,100,000
Total purchase price	$37,900,000

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The Company believes that this combination will further strengthen its future growth opportunities. The Company accounted for this acquisition as a business combination under the acquisition method of accounting. The following table summarizes the preliminary purchase price allocation of fair values of the assets acquired and liabilities assumed at the date of acquisition:

October 1, 2022
Cash and cash equivalents	$732,716
Accounts receivable, net	561,569
Inventories	7,464,823
Prepaid expenses and other assets	116,857
Property and equipment	2,146
Intangible assets	19,000,000
Goodwill	22,324,588
Total assets acquired	50,202,699

Accounts payable and accrued expenses	10,452,699
Debt	1,850,000
Earnout	-
Total liabilities assumed	12,302,699

Total	$37,900,000

In addition, the Company concluded the following useful lives for the intangible assets:

Customer Relationship – 7 years

The Company has done a great job of retaining its customers. The Company believes the buyers will continue utilizing our inventory management solution to drive growth in their business as we make the process very easy for them to fulfill and manage their own operations.

Developed Technology – 10 years

The developed technology is a competitive edge for the Company. It is what will be a big driving growth factor of the Company into the foreseeable future.

Trademarks and Tradenames – 7 years

The Company put a useful life on the trademarks and tradenames versus classifying them as indefinite lifved assets due to the Company being new to the market and lack of history and brand in the maketplace of the Forever 8.

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We also performed the following analysis to review the time frame over which approximately 80% to 95% of the cash flows are expected to be realized for each asset:

Exhibit E

							PRE/POST REVERSE
Type	Date	03-31-2022	06-30-2022	09-30-2022	12-31-2022	03-31-2023	04-03-2023	04-03-2023	06-30-2023	09-30-2023	12-31-2023
Equity Summary:
Shares o/s	Various	10,000	21,815,166	31,680,085	31,668,223	89,878,484	93,833,439	1,876,669	2,921,678	4,220,714	4,706,419
Round Up Shares (Reverse)	April 2023		-	-	-	-	-	95,299	-	-	-
Stock Compensation	Various		-	1,050,000	1,162,500	-	-	-	165,000	165,000	50,000
Warrants 1:1	June 2022		671,580	171,580	171,580	-	-	-	-	-	-
Warrants 2:1	June 2022		-	-	-	-	-	-	-	-	-
Warrants 1.6:1	June 2022		2,592,000	192,000	192,000	-	-	-	-	-	-
Warrants	June 2022		5,456,613	404,194	404,194	-	-	-	-	-	-
Warrants	Various		5,606,666	48,959,996	48,959,996	193,513,626	189,513,626	3,790,273	4,862,629	3,712,629	949,084
Convertible Securities	January 2022		3,333,333	9,743,333	9,743,333	16,012,810	16,012,810	320,257	320,257	320,257	-
Convertible Securities	March 2023		-	-	-	44,475,580	44,475,580	889,512	2,763,545	2,763,545	2,445,153
Equity SPA	May 2022		-	-	-	-	-	-	-	-	-
Emmersive Earnount	June 2022		300,000	-	-	-	-	-	-	-	-
Forever 8 Preferred	October 2022		-	-	7,000,000	7,000,000	10,750,000	215,000	215,000	215,000	215,000
Forever 8 Convertible	October 2022		-	-	13,750,000	13,750,000	13,750,000	275,000	275,000	275,000	273,837
Forever 8 Contingent Consideration	October 2022		-	-	7,000,000	7,000,000	18,500,000	370,000	370,000	370,000	370,000
Additional Preferred		-	-	-	-	-	-	-	-	-	-

		10,000	39,775,358	92,201,188	120,051,826	371,630,500	386,835,455	7,832,010	11,893,109	12,042,145	9,009,493

% of Ownership by Forever 8 Sellers		0.0%	0.0%	23.1%	23.1%	7.5%	11.1%	11.0%	7.2%	7.1%	9.5%

Exhibit F

Date:	March 22, 2023
Company:	Eightco Holdings Inc.
Topic:	ASU 2017-04
Prepared by:	Brett Vroman

Issue

On September 14, 2022, Eightco Holdings, Inc. (formerly Cryptyde, Inc.), a Delaware corporation (the “Company”), entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) by and among the Company, Forever 8 Fund, LLC, a Delaware limited liability company focused on purchasing inventory for e-commerce retailers (“Forever 8”), the members of Forever 8 set forth on the signature pages thereto (the “Sellers”) and Paul Vassilakos, solely in his capacity as representative of the Sellers (the “Sellers’ Representative”), pursuant to which, and in accordance with the terms and conditions set forth therein, the Company is to acquire 100% of the issued and outstanding membership interests of Forever 8 (including all rights and benefits associated with such membership interests, the “Membership Interests”) from the Sellers (the “Acquisition”).

Pursuant to the Purchase Agreement, consideration to be paid to the Sellers will consist of (i) an aggregate of 7,000,000 non-voting preferred membership units of Forever 8 (the “Initial Base Preferred Units”), subject to adjustments discussed below, (ii) convertible promissory notes in an aggregate principal amount of $27.5 million (the “Promissory Notes”), and (iii) the right to receive potential earnout amounts. In addition, $4.6 million in cash was transferred to Forever 8 to pay off certain debt obligations of Forever 8.

In connection with the above Acquisition, the Company recorded goodwill and intangible assets of $22,324,588 and $19,000,000, respectively.

Rule

Currently Topic 350 requires a two-step assessment to determine whether goodwill is impaired. The first step requires an entity to compare each reporting unit’s carrying value, including goodwill, and its fair value. If the carrying value exceeds the fair value, then the entity must perform the second step, which is to compare the implied fair value of goodwill to its carrying value, and record an impairment charge for any excess of carrying value over implied fair value. An entity also has the option to perform a qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in ASU 2017-04, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The Board also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. Therefore, the same impairment assessment applies to all reporting units. An entity is required to disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

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Analysis

We perform an impairment assessment of goodwill on an annual basis, or whenever impairment indicators exist. In the absence of any impairment indicators, goodwill is assessed for impairment during the fourth quarter of each fiscal year as of October 1, 2023. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. The Company has not completed their full analysis but did a high-level calculation to determine if there was an impairment as of October 1, 2023. The Company has identified two separate reporting units:

●	Inventory Management Solutions – This relates to the acquisitions of Forever 8 Fund, LLC. The Companies deliver products to customers who sell through platforms such as Amazon and Shopify. The entire amount of Goodwill and Intangible assets is located within this reportable unit.
●	Corrugated – This relates to Ferguson Containers, Inc. Ferguson Containers delivers products (corrugated boxes) to customers in the food, industrial and life sciences industry. There is no goodwill related to this reporting unit since it was previously acquired under common control.

The Company performed a high-level analysis utilizing our market capitalization and comparing it to the reporting units carrying value:

	Total	Inventory Management Solutions	Corrugated
Shares outstanding @ 9/30/23	4,220,714
Fully diluted @ 9/30/23	7,821,431
Price per share @ 9/30/23	$0.56
Market Capitalization – Outstanding	$2,363,600
Market Capitalization – Fully Diluted	$4,380,001
Carrying Value	$(3,847,903)	$(7,975,006)	$4,127,103

The above analysis led us to determine we did not have an impairment on our Inventory Management Solutions business as of October 1, 2023, due to our negative carrying value and therefore the fair market value being above our carrying value.

Conclusions

Based on the above analysis, the Company has determined there is no impairment as of October 1, 2023, based on its analysis.

Exhibit G

Company:	Eightco Holdings, Inc.
Topic:	Preferred Membership Units Classification

Issue

On September 14, the Company entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) by and among the Company, Forever 8, a Delaware limited liability company focused on purchasing inventory for e-commerce retailers, the members of Forever 8 set forth on the signature pages thereto (the “Sellers”) and Paul Vassilakos, solely in his capacity as representative of the Sellers (the “Sellers’ Representative”), pursuant to which, and in accordance with the terms and conditions set forth therein, the Company was to acquire 100% of the issued and outstanding membership interests of Forever 8 (including all rights and benefits associated with such membership interests, the “Membership Interests”) from the Sellers (the “Acquisition”).

Pursuant to the Purchase Agreement, consideration paid to the Sellers consisted of:

●	An aggregate of 7,000,000 non-voting preferred membership units of Forever 8 (the “Initial Base Preferred Units”), subject to adjustment based on the price of the Company’s common stock.
●	Convertible promissory notes in an aggregate principal amount of $27.5 million (the “Promissory Notes”).
●	The right to receive potential earnout amounts up to 7,000,000 additional non-voting preferred membership units of Forever 8 (“Preferred Units”), which may be increased by up to 11,500,000 additional non-voting preferred membership units of Forever 8 (the “Earnout Preferred Units”), upon the achievement of certain performance thresholds relating to cumulative collected revenues.
●	Additionally, the Company transferred $4.6 million in cash to Forever 8 to pay off certain obligations of Forever 8.

The closing of the transaction occurred on October 1, 2022 (the “Closing”).

Rule

ASC 480 – Distinguishing Liabilities from Equity

ASC 815 – Derivatives and Hedging

ASU 2020-06 – Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity

Analysis

As of December 31, 2023, the put right associated with the preferred units issued to the Sellers in the acquisition of Forever 8 remains unexercised. The put right allows the preferred members to request redemption of their units exclusively in company stock at a ratio of 1:1, subject to adjustments for the reverse, with no option for cash settlement or adjustments for changes in the fair market value of the underlying stock. No redemptions have been exercised to date.

When classifying the preferred units on the balance sheet, we considered the following:

ASC 815-40

Fixed-for-Fixed Condition: The preferred units are convertible into common stock at a fixed ratio of 1:1 with no adjustments for changes in fair market value. According to ASC 815-40-15-7 through 15-8, the fixed-for-fixed condition is crucial for equity classification. Since the conversion involves a fixed number of common shares for a fixed number of preferred units, it meets the fixed-for-fixed criteria, thus supporting equity classification.

Equity Classification: Per ASC 815-40-25-10 through 25-11, instruments that involve the physical settlement of a fixed number of shares for a fixed amount are considered equity. The preferred units in question are settled solely in shares without any cash settlement options or adjustments for changes in the price of the Company’s common stock, reinforcing their classification as equity.

ASU 2020-06

ASU 2020-06 simplifies the accounting for convertible instruments by reducing the models used for conversion features and clarifies the treatment of instruments settled in the issuer’s equity. The preferred units are straightforward convertible instruments with a fixed conversion ratio into common stock, aligning with the single model approach under ASU 2020-06. There is no separate embedded derivative to account for due to the fixed-for-fixed conversion feature.

ASC 480-10-S99

ASC 480-10-S99-3A addresses the classification of puttable instruments, stating that instruments puttable at the option of the holder are typically classified as liabilities unless specific conditions are met. These conditions include:

●	The instrument must be the most subordinated class of equity.
●	It must entitle the holder to a pro-rata share of the entity’s net assets upon liquidation.
●	Redemption should be contingent upon an event that is highly unlikely or not expected to occur in the near term.

In this case, while the preferred units have a put right, the put right can only be settled in company stock, and there is no cash settlement option. This characteristic aligns the instrument more closely with equity rather than liability classification. Furthermore, since the put right does not include cash settlement, it does not meet the criteria for classification as a liability or mezzanine equity under this guidance.

Conclusion:

Based on the analysis of ASC 815-40, ASU 2020-06, and ASC 480-10-S99, we have concluded that the preferred units should be classified as equity rather than mezzanine equity or liabilities. The key factors include the fixed-for-fixed conversion feature, the absence of a mandatory redemption obligation, and the settlement solely in common stock. These conditions justify the classification of the $7.3 million ascribed to the preferred units as additional paid-in capital within permanent equity on the balance sheet.